UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

To whom it may concern:

May 15, 2008

Company:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Head Office:	1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Partial Amendment to the Articles of Incorporation, Etc.

Mizuho Financial Group, Inc. (the “Company”) announced today that, in the meeting of the Board of Directors held on May 15, 2008, it was resolved that “Partial Amendment to the Articles of Incorporation, Etc.” be proposed at the sixth (6th) ordinary general meeting of shareholders scheduled to be held on June 26, 2008.

Description

Partial Amendment to the Articles of Incorporation, Etc.

With the implementation of the electronic share certificate system under the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”) scheduled to be implemented in January 2009, all listed shares are to become eligible for book-entry transfer. Because fractional shares will no longer be handled under the new “book-entry transfer system” after the implementation of the electronic share certificate system, in addition to abolishing the fractional share system by conducting the allotment of shares or fractions of a share without consideration pursuant to the provisions of Article 88 of the “Law Concerning Adjustment and Coordination of Relevant Laws in Association with the Enforcement of the Company Law” (Law No. 87 of 2005, the “Adjustment Law”), partial amendment to the Articles of Incorporation and partial amendment to the Terms and Conditions of the Eleventh Series of Class XI preferred stock and of the Thirteenth Series of Class XIII preferred stock, which are outstanding, will be made, as set forth below, pursuant to Article 88, Paragraph 5 of the Adjustment Law, in order to adopt the unit share system.

In addition, in conjunction with such amendment, necessary amendments to prepare for the adoption of the electronic public notice system and the implementation of the electronic share certificate system will be made.

In order to lower the minimum investment amount to one-tenth (1/10) in conjunction with the adoption of the unit share system, the Company has resolved, at the meeting of the Board of Directors held today, to make an amendment to the Articles of Incorporation, with which the number of shares constituting one (1) unit of shares will be reduced from 1,000 to 100 pursuant to Article 195 of the Company Law, subject to the approval of the proposal concerning “Allotment of shares or fractions of a share without consideration”, and to this proposal concerning “Partial amendment to the Articles of Incorporation, Etc.”, and being the effective date the day preceding the date the Settlement Rationalization Law becomes effective. Therefore, the number of shares constituting one (1) unit of shares under Article 9 of the proposed amendments to the Articles of Incorporation, which is 1,000 by the application of Article 88, Paragraph 5, Item 1 of the Adjustment Law, will become 100, with respect to the common stock and each class of preferred stock, on the day preceding the date the Settlement Rationalization Law becomes effective.

The announcement with respect to the abolishment of the fractional share system and lowering of the minimum investment amount was separately made today.

[Proposed Amendments to the Articles of Incorporation]

(1)	Pursuant to Article 88, Paragraph 5, Item 2 of the Adjustment Law, as of the effective date of the allotment of shares or fractions of a share without consideration, the total number of shares of the Company authorized to be issued and the total number of shares in each share class of the Company authorized to be issued will be respectively changed to numbers obtained by multiplying the total number of shares of the Company authorized to be issued, or the total number of shares in each share class of the Company authorized to be issued, as of the preceding day of the effective date of the allotment of shares or fractions of a share without consideration by the number of shares constituting one (1) unit of shares as described in (2) below. Prior to this change, with the acquisition and cancellation of all the shares of common stock of the Company held by its subsidiary as of May 28, 2007, and with the partial acquisition of the shares of common stock of the Company during the period commencing on August 16, 2007 and ending on September 6, 2007, followed by the cancellation thereof as of September 28, 2007, the number of such shares will be reduced from the total number of shares of the Company authorized to be issued and the total number of shares in such share class (common stock) of the Company authorized to be issued set forth in Article 6 of the current Articles of Incorporation (Article 6 of the proposed amendments to the Articles of Incorporation, and Article 1, Paragraphs 2 and 3 of the supplementary provisions of the proposed amendments to the Articles of Incorporation).

(2)	Pursuant to Article 88, Paragraph 5, Item 1 of the Adjustment Law, an amendment with respect to all the respective share classes of the Company stating to the effect that the number of shares constituting one (1) unit of shares will be 1,000, as well as an amendment prescribing the establishment of provisions concerning the rights, etc., of shares constituting less than one (1) unit, and necessary amendments required by such amendments will be made (Articles 9, 10, 11 and a portion concerning the shares constituting less than one (1) unit in Article 14 of the proposed amendments to the Articles of Incorporation).

(3)	With the abolishment of the fractional share system, the provisions concerning fractional shares will be deleted (Article 9, Article 11, Paragraph 4, and a portion concerning the fractional shares in Articles 12 through 15 and Articles 52 and 53 of the current Articles of Incorporation).

(4)	Pursuant to Article 88, Paragraph 5, Item 3 of the Adjustment Law, with respect to the rights and benefits of the preferred stock, of which certain amounts or quantities are stipulated, including dividends from surplus and distribution of residual assets, the stipulated amounts or quantities will be changed to amounts or quantities obtained by dividing such amounts or quantities by the number of shares constituting one (1) unit of shares described in (2) above (portions concerning the cash amount in Articles 15 and 17, and Article 22 of the proposed amendments to the Articles of Incorporation).

(5)	In addition to the foregoing, amendments to the method of public notice brought about by the adoption of the electronic public notice system (Article 5 of the proposed amendments to the Articles of Incorporation) and necessary amendments to prepare for the implementation of the electronic share certificate system (Article 12 and a portion concerning share certificates in Article 14 of the proposed amendments to the Articles of Incorporation) will be made. Also, other necessary amendments, including renumbering of the articles, will be made.

(6)	The supplementary provisions of the proposed amendments to the Articles of Incorporation will stipulate the effective date concerning the aforementioned amendments, etc.

The substance of these amendments is set forth below.

(Changes are indicated by underline.)

Current Articles of Incorporation		Proposed Amendments
Article 5. (Method of Public Notices)		Article 5. (Method of Public Notices)
Public notices by the Company shall be given in the Nihon Keizai Shimbun.		Public notices by the Company shall be given by electronic public notices; provided, however, that in the case where an electronic public notice is impracticable due to an accident or any other unavoidable reason, the same public notice of the Company may be given in the Nihon Keizai Shimbun.

Article 6. (Total Number of Authorized Shares)		Article 6. (Total Number of Authorized Shares)
The total number of shares which the Company is authorized to issue shall be 29,266,700 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:		The total number of shares which the Company is authorized to issue shall be 28,790,759,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock:	24,868,200 shares	Common stock:	24,392,259,000 shares
Class XI preferred stock:	1,398,500 shares	Class XI preferred stock:	1,398,500,000 shares
Class XII preferred stock:	1,500,000 shares	Class XII preferred stock:	1,500,000,000 shares
Class XIII preferred stock:	1,500,000 shares	Class XIII preferred stock:	1,500,000,000 shares

Article 7. (Issuance of Share Certificates)
The Company shall issue share certificates representing its issued stock.		(No change.)

Article 9. (Additional Purchase of Fractional Shares)
As provided for in the Share Handling Regulations, any holder of fractional share shall be entitled to demand that the Company sell to the holder of fractional share the fraction of a share that would, together with the fractional share owned by such holder of fractional share, constitute one share.		(Deleted.)

Article 9. (Number of Shares Constituting one (1) Unit of Shares)
(Newly established.)		The number of shares constituting one (1) unit of shares of the Company shall be one thousand (1,000) with respect to the common stock and each class of preferred stock, respectively.

Article 10. (Rights Pertaining to Shares Constituting Less Than One (1) Unit)
(Newly established.)		A shareholder of the Company may not exercise any rights, except for the rights set forth below (excluding the rights which may not be exercised as the rights pertaining to shares constituting one (1) unit of shares), with respect to shares constituting less than one (1) unit held by such shareholder:

1. The rights provided for in each item of Article 189, Paragraph 2 of the Law;
2. The right to make a request pursuant to Article 166, Paragraph 1 of the Law;
3. The right to receive an allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by such shareholder; and
4. The right to make a request provided for in the following Article.

Current Articles of Incorporation	Proposed Amendments
Article 11. (Additional Purchase of Shares Constituting Less Than One (1) Unit)
(Newly established.)	A shareholder of the Company may request the Company to sell to such shareholder a number of shares which will, when combined with the shares constituting less than one (1) unit already held by such shareholder, constitute one (1) unit of shares pursuant to the Share Handling Regulations.

Article 10. (Record Date)	Article 12. (Record Date)
1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the end of March 31 of each year as the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.	1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year as the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.
2. In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.	2. (No change.)

Article 11. (Shareholder Register Manager, etc.)	Article 13. (Shareholder Register Manager)
1. The Company shall appoint a shareholder register manager.	1. (No change.)
2. The shareholder register manager and its handling office shall be determined by a resolution of the Board of Directors, and a public notice shall be given with respect thereto.	2. (No change.)
3. The preparation and keeping of, and other operations relating to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company.	3. (No change.)
4. The Company shall appoint a transfer agent with respect to fractional shares, to which the preceding two (2) paragraphs shall apply mutatis mutandis.	(Deleted.)

Current Articles of Incorporation	Proposed Amendments
Article 12. (Share Handling Regulations)	Article 14. (Share Handling Regulations)
Denominations of share certificates of the Company and, an entry, whether written or electronic, in the register of shareholder and the register of fractional share, a purchase and additional purchase of fractional shares, and other operations relating to shares and fractional shares and handling fees therefor and the method of request or notice by shareholders with respect to general meetings of shareholders shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.	An entry, whether written or electronic, in the register of shareholder, a purchase and additional purchase of shares constituting less than one (1) unit, and other operations relating to shares and handling fees therefor and the method of request or notice by shareholders with respect to general meetings of shareholders shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

Article 13. (Preferred Stock Dividends)	Article 15. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

1. In respect of dividends from its surplus provided for in Article 54, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”) or registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 16 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:
Class XI preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share per year	Class XI preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year
Class XII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share per year	Class XII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year
Class XIII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share per year	Class XIII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year
2. In a given business year, if all or a part of the Preferred Stock Dividends have not been paid to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees, the unpaid amount shall not be accumulated for the subsequent business years.	2. (No change.)
3. The Company shall not distribute dividends from its surplus to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee, any amount in excess of the amount of the relevant Preferred Stock Dividends.	3. (No change.)

Current Articles of Incorporation	Proposed Amendments
Article 14. (Preferred Stock Interim Dividends)	Article 16. (Preferred Stock Interim Dividends)
In respect of interim dividends provided for in Article 53, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional shares in respect of common stock.	In respect of interim dividends provided for in Article 55, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 15. (Distribution of Residual Assets)	Article 17. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional shares in respect of common stock in such amount as provided for below:

Classes XI through XIII preferred stock:

1,000,000 yen per share

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

Classes XI through XIII preferred stock:

1,000 yen per share

2. No distribution of residual assets other than those provided for in the preceding paragraph shall be made to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee.	2. (No change.)

Article 16. to Article 19. (Omitted.)	Article 18. to Article 21. (No change.)

Article 20. (Mandatory Acquisition of Preferred Stock)	Article 22. (Mandatory Acquisition of Preferred Stock)
1. The Company may acquire any of Classes XI and XII preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company; provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen.	1. The Company may acquire any of Classes XI and XII preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company (with respect to the Eleventh Series of Class XI preferred stock, 1,000 yen; the same shall apply hereinafter); provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, and by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

Current Articles of Incorporation	Proposed Amendments
2. In respect of Classes XI and XII preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.	2. (No change.)
3. In the calculation of the number of common stock provided for in the preceding two (2) paragraphs, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Law.	3. (No change.)

Article 21. to Article 28. (Omitted.)	Article 23. to Article 30. (No change.)

Article 29. (General Meetings of Holders of Classes of Stock)	Article 31. (General Meetings of Holders of Classes of Stock)
1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of a general meeting of holders of classes of stock shall be adopted by an affirmative vote of a majority of the voting rights held by the holders present at the meeting who are entitled to exercise their voting rights.	1. (No change.)
2. Resolutions provided for in Article 324, Paragraph 2 of the Law shall be adopted by an affirmative vote of not less than two-thirds (2/3) of the voting rights held by the holders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the holders entitled to exercise their voting rights.	2. (No change.)
3. The provisions of Articles 23 through 25 and 27 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.	3. The provisions of Articles 25 through 27 and 29 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 30. to Article 51. (Omitted.)	Article 32. to Article 53. (No change.)

Article 52. (Dividends from Surplus Approved by Resolution of Ordinary General Meeting of Shareholders)	Article 54. (Dividends from Surplus Approved by Resolution of Ordinary General Meeting of Shareholders)
Dividends from the surplus approved by a resolution of an ordinary general meeting of shareholders shall be distributed to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year or to the holders of fractional shares appearing in writing or electronically in the register of fractional share as of the end of March 31 of each year.	Dividends from the surplus approved by a resolution of an ordinary general meeting of shareholders shall be distributed to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year.

Article 53. (Interim Dividends)	Article 55. (Interim Dividends)
The Company may, by a resolution of the Board of Directors, distribute interim dividends provided for in Article 454, Paragraph 5 of the Law to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of September 30 of each year.	The Company may, by a resolution of the Board of Directors, distribute interim dividends provided for in Article 454, Paragraph 5 of the Law to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year.

Current Articles of Incorporation	Proposed Amendments
Article 54. (Prescription for Payment of Dividends)	Article 56. (Prescription for Payment of Dividends)
(Omitted.)	(No change.)

SUPPLEMENTARY PROVISIONS
(Newly established.)

Article 1. (Effective Date)

1. Amendments in relation to Article 6, Articles 9 through 11, Articles 13 through 17 (but with respect to Article 14, only the amended portion concerning the register of fractional shares, fractional shares and shares constituting less than one (1) unit), Article 22, Article 31, Article 54 and Article 55 of the Articles of Incorporation, the deletion of Article 9 of the Articles of Incorporation prior to the amendment, and the renumbering of the articles in conjunction with these amendments shall become effective on the day preceding the day on which the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”) is enforced.

2. The provisions of Article 6 of the Articles of Incorporation prior to the amendment shall be amended as set forth below and such amendments shall apply until the effective date set forth in the preceding paragraph.

Article 6. (Total Number of Authorized Shares)

The total number of shares that the Company is authorized to issue shall be 28,790,759 shares, and each total number of the classes of shares that the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares that the Company is authorized to issue shall be reduced by the number of shares so canceled:

	Common stock:	24,392,259 shares
	Class XI preferred stock:	1,398,500 shares
	Class XII preferred stock:	1,500,000 shares
	Class XIII preferred stock:	1,500,000 shares

3. In the case where a cancellation of shares, as set forth in the proviso of Article 6 of the immediately preceding paragraph, is made before the effective date set forth in Paragraph 1, the number of shares so cancelled multiplied by one thousand (1,000) will be reduced from the total number of shares of the Company authorized to be issued and from the total number of shares in the relevant share class of the Company authorized to be issued as provided for in Article 6 of the Articles of Incorporation (i.e., Article 6 of the Articles of Incorporation which will become effective on the effective date stipulated in Paragraph 1).
4. Amendments to Article 12 and Article 14 (but with respect to Article 14, only the amended portion concerning share certificates) of the Articles of Incorporation shall become effective on the date the Settlement Rationalization Law becomes effective.
5. Amendments to Article 5 of the Articles of Incorporation and Paragraph 2 of this Article shall become effective when the proposed amendments to the Articles of Incorporation are approved at the sixth (6th) ordinary general meeting of shareholders.

Current Articles of Incorporation	Proposed Amendments
(Newly established.)

Article 2. (Issuance of Share Certificates)

In accordance with Article 6, Paragraph 1 of the supplementary provisions of the Settlement Rationalization Law, it is deemed to have been resolved that the Articles of Incorporation would be amended in order to abolish the provision of the Articles of Incorporation that the Company issue share certificates, of which the effective date being the date such Law becomes effective. Accordingly, the provisions of Article 7 of the Articles of Incorporation shall be abolished after such Law becomes effective.

Article 3. (Miscellaneous) These supplementary provisions shall be deleted after the Settlement Rationalization Law becomes effective.

[Proposed Amendments to the Terms and Conditions of the Eleventh Series of Class XI preferred stock and of the Thirteenth Series of Class XIII preferred stock]

(1)	Pursuant to Article 88, Paragraph 5, Item 3 of the Adjustment Law, with respect to the rights and benefits of the preferred stock, of which certain amounts or quantities are stipulated, including dividends from surplus and distribution of residual assets, such amount or quantity will be changed to the amount or quantity obtained by dividing such amount or quantity by the number of shares constituting one (1) unit of shares described in (2) of “Proposed Amendments to the Articles of Incorporation” above (provisions concerning “Preferred Stock Dividends”, “Distribution of Residual Assets”, “Right of Request for Acquisition” and “Mandatory Acquisition” in the proposed amendments to the Terms and Conditions of the Eleventh Series of Class XI preferred stock, and provisions concerning “Preferred Stock Dividends”, “Distribution of Residual Assets” and “Provisions for Acquisition” in the proposed amendments to the Terms and Conditions of the Thirteenth Series of Class XIII preferred stock).

(2)	With the abolishment of the fractional share system, the provisions concerning fractional shares will be deleted, and necessary amendments will be made (a portion concerning the fractional shares in the current Terms and Conditions of the Eleventh Series of Class XI preferred stock and of the Thirteenth Series of Class XIII preferred stock).

(3)	In addition to the foregoing, necessary amendments for the preparation for the implementation of the electronic share certificate system (provisions concerning “Right of Request for Acquisition, (F) Effectiveness of Request for Acquisition” in the proposed amendments to the Terms and Conditions of the Eleventh Series of Class XI preferred stock) will be made. Also, with the amendments to the Articles of Incorporation proposed in this proposal, other necessary amendments, including renumbering of the referred articles of the Articles of Incorporation, will be made.

(4)	The respective supplementary provisions of the Terms and Conditions of the Eleventh Series of Class XI preferred stock and of the Thirteenth Series of Class XIII preferred stock will stipulate the effective date, etc., concerning the aforementioned amendments.

The content of the Terms and Conditions of Issuance of the Eleventh Series of Class XI preferred stock and of the Thirteenth Series of Class XIII preferred stock is determined by the resolution of the Board of Directors upon the issuance of the relevant preferred stock. However, once such preferred stocks are issued, the Terms and Conditions of Issuance will be substantively included in the Articles of Incorporation of the Company. Therefore, amendments to such Terms and Conditions will be made in accordance with the procedures for making amendments to the Articles of Incorporation.

The substance of these amendments is set forth below.

(Changes are indicated by underline.)

Current Terms and Conditions	Proposed Amendments
The Eleventh Series of Class XI preferred stock

(10) Preferred Stock Dividends	(10) Preferred Stock Dividends

(A)   Eleventh Series of Class XI Preferred Stock Dividends In case the Company makes dividends from its surplus as provided for in Article 52 of the Articles of Incorporation, the Company shall distribute such dividends on the Eleventh Series of Class XI Preferred Stock (hereinafter referred to as the “Eleventh Series of Class XI Preferred Stock Dividends”) by cash in such amount per share of the Eleventh Series of Class XI Preferred Stock as provided for in (B) below to shareholders of the Eleventh Series of Class XI Preferred Stock (hereinafter referred to as the “Shareholders of the Eleventh Series of Class XI Preferred Stock”) or registered stock pledgees in respect of the Eleventh Series of Class XI Preferred Stock (hereinafter referred to as the “Registered Eleventh Series of Class XI Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Eleventh Series of Class XI Preferred Stock Interim Dividends provided for in (C) below have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

(A)   Eleventh Series of Class XI Preferred Stock Dividends In case the Company makes dividends from its surplus as provided for in Article 54 of the Articles of Incorporation, the Company shall distribute such dividends on the Eleventh Series of Class XI Preferred Stock (hereinafter referred to as the “Eleventh Series of Class XI Preferred Stock Dividends”) by cash in such amount per share of the Eleventh Series of Class XI Preferred Stock as provided for in (B) below to shareholders of the Eleventh Series of Class XI Preferred Stock (hereinafter referred to as the “Shareholders of the Eleventh Series of Class XI Preferred Stock”) or registered stock pledgees in respect of the Eleventh Series of Class XI Preferred Stock (hereinafter referred to as the “Registered Eleventh Series of Class XI Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”) or registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Eleventh Series of Class XI Preferred Stock Interim Dividends provided for in (C) below have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

(B) Amount of Preferred Stock Dividends 20,000 yen per share per year.	(B) Amount of Preferred Stock Dividends 20 yen per share per year.

Current Terms and Conditions	Proposed Amendments
(C) Preferred Stock Interim Dividends	(C) Preferred Stock Interim Dividends

In case the Company makes interim dividends as provided for in Article 53 of the Articles of Incorporation, the Company shall distribute dividends from its surplus by cash in one half (1/2) of the amount of the Eleventh Series of Class XI Preferred Stock Dividends provided for in (B) above (hereinafter referred to as the “Eleventh Series of Class XI Preferred Stock Interim Dividends”) to the Shareholders of Eleventh Series of Class XI Preferred Stock or Registered Eleventh Series of Class XI Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional shares in respect of common stock.

In case the Company makes interim dividends as provided for in Article 55 of the Articles of Incorporation, the Company shall distribute dividends from its surplus by cash in one half (1/2) of the amount of the Eleventh Series of Class XI Preferred Stock Dividends provided for in (B) above (hereinafter referred to as the “Eleventh Series of Class XI Preferred Stock Interim Dividends”) to the Shareholders of Eleventh Series of Class XI Preferred Stock or Registered Eleventh Series of Class XI Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

(D) Non-cumulative clause	(D) Non-cumulative clause

In any given business year, if all or a part of the Eleventh Series of Class XI Preferred Stock Dividends have not been paid to the Shareholders of the Eleventh Series of Class XI Preferred Stock or Registered Eleventh Series of Class XI Preferred Stock Pledgees, the unpaid amount shall not be accumulated for the subsequent business years.

(Unchanged)

(E) Non-participation clause	(E) Non-participation clause

The Company shall not distribute dividends from its surplus to any Shareholder of the Eleventh Series of Class XI Preferred Stock or any Registered Eleventh Series of Class XI Preferred Stock Pledgee, in excess of the amount of the relevant Eleventh Series of Class XI Preferred Stock Dividends.

(Unchanged)

(11) Distribution of Residual Assets	(11) Distribution of Residual Assets

In case the Company makes a distribution of residual assets, the Company shall pay 1,000,000 yen per share of the Eleventh Series of Class XI Preferred Stock to the Shareholders of the Eleventh Series of Class XI Preferred Stock or Registered Eleventh Series of Class XI Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional shares in respect of common stock. No distribution of residual assets other than the distribution provided for in the preceding sentence shall be made to any Shareholder of the Eleventh Series of Class XI Preferred Stock or any Registered Eleventh Series of Class XI Preferred Stock Pledgee.	In case the Company makes a distribution of residual assets, the Company shall pay 1,000 yen per share of the Eleventh Series of Class XI Preferred Stock to the Shareholders of the Eleventh Series of Class XI Preferred Stock or Registered Eleventh Series of Class XI Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees. No distribution of residual assets other than the distribution provided for in the preceding sentence shall be made to any Shareholder of the Eleventh Series of Class XI Preferred Stock or any Registered Eleventh Series of Class XI Preferred Stock Pledgee.

(14) Right of Request for Acquisition	(14) Right of Request for Acquisition

(A) Period During Which a Request for Acquisition May be Made	(A) Period During Which a Request for Acquisition May be Made

The period during which any Shareholder of the Eleventh Series of Class XI Preferred Stock may request the Company to acquire the Eleventh Series of Class XI Preferred Stock shall be the period from July 1, 2008 through June 30, 2016.

(Unchanged)

Current Terms and Conditions	Proposed Amendments
(B) Conditions for Acquisition	(B) Conditions for Acquisition

During the period provided for in (A) above, any Shareholder of the Eleventh Series of Class XI Preferred Stock may request the Company to deliver common stock in the number calculated by the formula provided for in (C) below, at the acquisition price per share of the Eleventh Series of Class XI Preferred Stock calculated pursuant to (a) through (c) below, in exchange for acquisition by the Company of such Preferred Stock.

(Unchanged)

(a) Initial Acquisition Price	(a) Initial Acquisition Price

The initial acquisition price shall be the current market price of a share of the common stock as of July 1, 2008; provided, however, that, if the acquisition price so calculated is less 50,000 yen, the relevant acquisition price shall be 50,000 yen. The “current market price” set forth above shall mean the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to July 1, 2008, and such calculation shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen.

(Unchanged)

(b) Reset of Acquisition Price	(b) Reset of Acquisition Price

If the current market price of a share of the common stock on July 1 of each year from and including July 1, 2009 up to and including July 1, 2015 (each, hereinafter referred to as the “Acquisition Price Reset Date”) is less than the acquisition price in effect on the date immediately preceding the relevant Acquisition Price Reset Date, the acquisition price shall be reset to the relevant current market price which shall become effective as of the relevant Acquisition Price Reset Date; provided, however, that if the relevant current market price is less than the amount equivalent to 60% of the initial acquisition price (such calculation shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen; however, subject to any adjustment in accordance with (c) below) or 50,000 yen, then the acquisition price after reset shall be the higher of either such amounts (hereinafter referred to as the “Acquisition Floor Price”). The “current market price” set forth above shall mean the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to the relevant Acquisition Price Reset Date, and such calculation shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen.

If the current market price of a share of the common stock on July 1 of each year from and including July 1, 2009 up to and including July 1, 2015 (each, hereinafter referred to as the “Acquisition Price Reset Date”) is less than the acquisition price in effect on the date immediately preceding the relevant Acquisition Price Reset Date, the acquisition price shall be reset to the relevant current market price which shall become effective as of the relevant Acquisition Price Reset Date; provided, however, that if the relevant current market price is less than the amount equivalent to 60% of the initial acquisition price (such calculation shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen; however, subject to any adjustment in accordance with (c) below) or fifty (50) yen, then the acquisition price after reset shall be the higher of either such amounts (hereinafter referred to as the “Acquisition Floor Price”). The “current market price” set forth above shall mean the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to the relevant Acquisition Price Reset Date, and such calculation shall be made to units of 0.01 yen, by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

Current Terms and Conditions	Proposed Amendments
(c) Adjustment of Acquisition Price	(c) Adjustment of Acquisition Price

I   After the issuance of the Eleventh Series of Class XI Preferred Stock, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in any of the following events. The calculation using the Acquisition Price Adjustment Formula shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen.

I   After the issuance of the Eleventh Series of Class XI Preferred Stock, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in any of the following events. The calculation using the Acquisition Price Adjustment Formula shall be made to units of 0.01 yen, by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

Acquisition Price after Adjustment	=	Acquisition Price before adjustment	×	Number of shares of common stock already issued	+	Number of shares of common stock to be newly issued	×	Subscription money per share	Acquisition Price after Adjustment	=	Acquisition Price before adjustment	×	Number of shares of common stock already issued	+	Number of shares of common stock to be newly issued	×	Subscription money per share
						Current market price per share									Current market price per share
				Number of shares of common stock already issued	+	Number of shares of common stock to be newly issued							Number of shares of common stock already issued	+	Number of shares of common stock to be newly issued

(i)     In the event that the Company issues common stock in an amount of a subscription money less than the current market price to be applied to the Acquisition Price Adjustment Formula (including the case where the Company disposes of its treasury stock), then the acquisition price after adjustment shall become effective as of the date immediately following the payment date, or if the record date for the offering is fixed, as of the date immediately following such record date. The number of shares of treasury stock to be disposed of shall be added to the “Number of shares of common stock to be newly issued” in the Acquisition Price Adjustment Formula.

(i) (Unchanged)

(ii)    In the event that the Company issues common stock by way of a stock split or a free allotment of common stock (including the case where the Company disposes of its treasury stock), the acquisition price after adjustment shall become effective as of the date immediately following the record date for the stock split or the free allotment of common stock; provided, however, that, if (x) the Board of Directors resolves that the stock split or the free allotment of common stock (including the cases where the Company disposes of its treasury stock) shall be made by an increase of stated capital by virtue of the reduction of the amount of surplus, and (y) the record date for the stock split or the free allotment of common stock shall fall on or prior to the date of the closing of the general meeting of shareholders held to approve such increase of the stated capital, then the acquisition price after adjustment shall become effective as of the date immediately following the date of the closing of the relevant general meeting of the shareholders at which such increase of the stated capital is approved.

(ii) (Unchanged)

Current Terms and Conditions	Proposed Amendments

(iii)  In the event that the Company issues (x) any stock that the holder thereof may request the Company to acquire in exchange for delivery of common stock in a number per share of such stock as shall be obtained by dividing (a) the subscription money per share of such stock by (b) the price less than the current market price to be applied to the Acquisition Price Adjustment Formula, or (y) securities (interests) to exercise stock acquisition rights, where the sum of the (a) subscription money for the offered stock acquisition rights and (b) the value of properties to be contributed upon exercise of such stock acquisition rights shall be less than the current market price to be applied to the Acquisition Price Adjustment Formula, then the acquisition price after adjustment shall become effective as of the date immediately following the payment date or the allotment date of the relevant securities (interests) or, if the record date for the offering is fixed, as of the date immediately following such record date, on the assumption that the common stock has been delivered in exchange for the acquisition of the entire amount of the securities (interests) to be issued or that all of the stock acquisition rights have been exercised as of the payment date or the allotment date or as of the close of such record date. For the purpose of any adjustment thereafter, the number of shares to be obtained upon such assumption shall be added to the “Number of shares of common stock already issued” to the extent that such assumed number of shares exceeds the number of shares actually issued upon request for acquisition or upon exercise of the stock acquisition rights (which shall be also applied to (iv) below).

(iii) (Unchanged)

Current Terms and Conditions	Proposed Amendments

(iv)   In the event that (x) the Company issues any stock that the holder thereof may request the Company to acquire in exchange for delivery of common stock or securities (interests) to exercise stock acquisition rights, at an acquisition price or exercise price that is to be fixed, not on the payment date or the allotment date, but on a certain date after the payment date or the allotment date (hereinafter referred to as the “Price Fix Date”), based on the then current market price, and (y) either (a) the acquisition price so fixed or (b) the sum of the subscription money for the offered stock acquisition rights and the value of the properties to be contributed upon exercise of such stock acquisition rights is less than the current market price to be applied to the Acquisition Price Adjustment Formula, then the acquisition price after adjustment shall be effective as of the date immediately following the relevant Price Fix Date, on the assumption that the common stock has been delivered in exchange for the acquisition of the entire amount of the securities (interests) then outstanding or that all of the stock acquisition rights have been exercised as of the relevant Price Fix Date.

(iv) (Unchanged)

II      In addition to the events set forth in I above, if an adjustment of the acquisition price is required by virtue of any amalgamation or merger, reductions in amount of stated capital, or consolidation of common stock, etc., then the acquisition price shall be adjusted to such price as the Board of Directors of the Company determines appropriate.

II (Unchanged)

III     The “Current market price per share” in the Acquisition Price Adjustment Formula shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (however, in the case of the proviso to I (ii) above, the record date), and such calculation shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen. If any of the events of adjustment of the acquisition price as set forth in I or II above occurs during the above forty-five (45) trading day period, the current market price (the relevant average price) to be applied to the Acquisition Price Adjustment Formula shall be adjusted to such amount as the Board of Directors of the Company determines appropriate.

III     The “Current market price per share” in the Acquisition Price Adjustment Formula shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (however, in the case of the proviso to I (ii) above, the record date), and such calculation shall be made to units of 0.01 yen, by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen. If any of the events of adjustment of the acquisition price as set forth in I or II above occurs during the above forty-five (45) trading day period, the current market price (the relevant average price) to be applied to the Acquisition Price Adjustment Formula shall be adjusted to such amount as the Board of Directors of the Company determines appropriate.

Current Terms and Conditions	Proposed Amendments

IV    The “Acquisition price before adjustment” in the Acquisition Price Adjustment Formula shall be the acquisition price in effect on the date immediately preceding the date on which the acquisition price after adjustment becomes effective, and the “Number of shares of common stock already issued” in the Acquisition Price Adjustment Formula shall be the number of shares of common stock of the Company issued and outstanding on the record date, if fixed, or if such date is not fixed, on the date one (1) month prior to the date on which the acquisition price after adjustment is to become effective. The number of shares of treasury stock to be disposed of shall be deducted from the “Number of shares of common stock already issued” in the Acquisition Price Adjustment Formula.

IV (Unchanged)
V The “Subscription money per share” in the Acquisition Price Adjustment Formula shall be as follows:	V (Unchanged)

(i)     In the event that the Company issues common stock (or disposes of its treasury stock) in an amount of a subscription money (or at a disposal price) less than the current market price set forth in I (i), then the relevant subscription money or disposal price (in the event that payment thereof is made by any consideration other than cash, the fair value of such consideration);

(ii)    In the event that the Company issues common stock by way of a stock split or a free allotment of common stock (including the case where the Company disposes of its treasury stock), then zero (0) yen;

(iii)  In the event that the Company issues (x) any stock that the holder thereof may request the Company to acquire in exchange for delivery of common stock in such a number as shall be obtained by dividing (a) the subscription money per share of such stock by (b) the price less than the current market price set forth in I (iii) above, or (y) securities (interests) to exercise stock acquisition rights with the terms and conditions set forth in I (iii) above, then the relevant acquisition price, or the sum of (a) the subscription money for the relevant offered stock acquisition rights and (b) the value of properties to be contributed upon exercise of such stock acquisition rights; and

(iv)   In the event of I (iv) above, the acquisition price fixed on the Price Fix Date, or the sum of the (a) subscription money for the offered stock acquisition rights and (b) the value of properties to be contributed upon exercise of such stock acquisition rights.

Current Terms and Conditions	Proposed Amendments
(C) Number of Shares of Common Stock to be Delivered in Exchange for Acquisition	(C) Number of Shares of Common Stock to be Delivered in Exchange for Acquisition
The number of shares of the common stock to be delivered in exchange for acquisition of the Eleventh Series of Class XI Preferred Stock shall be as follows:	The number of shares of the common stock to be delivered in exchange for acquisition of the Eleventh Series of Class XI Preferred Stock shall be as follows:

Number of shares of common stock to be delivered in exchange for acquisition	=	Aggregate subscription money for the Eleventh Series of Class XL Preferred Stock submitted by their holders in order to make request for acquisition	Number of shares of common stock to be delivered in exchange for acquisition	=	Number of shares of the Eleventh Series of Class XL Preferred Stock submitted by their holders in order to make request for acquisition	×	1,000
		Acquisition price			Acquisition price

The calculation of the number of shares of the common stock to be delivered in exchange for the acquisition shall be made to units of thousandth (1/1000) of shares, by rounding up to the nearest hundredth (1/100) of one share.

The calculation of the number of shares of the common stock to be delivered in exchange for the acquisition shall be made to units of one (1) share, by rounding up to the nearest ten (10) shares.
(D) Kind of Shares to be Issued upon Request for Acquisition Common stock of the Company.	(D) Kind of Shares to be Issued upon Request for Acquisition (Unchanged)

(E)   Places Where the Request for Acquisition May be Made Shareholder Register Manager:

Mizuho Trust & Banking Co., Ltd.

2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Handling Office:

Stock Transfer Agency Department of the Head Office of Mizuho Trust & Banking Co., Ltd.

2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Liaison Offices:

All branches in Japan of Mizuho Trust & Banking Co., Ltd.

Head office and all branches in Japan of Mizuho Investors Securities

(E) Places Where the Request for Acquisition May be Made (Unchanged)

(F)    Effectiveness of Request for Acquisition

The request for acquisition shall be effective concurrently with arrival of the request for acquisition and the certificates for the Eleventh Series of Class XI Preferred Stock concerned at the places where the request for acquisition may be made as provided for in (E) above; provided, however, that if no share certificates have been issued for the Eleventh Series of Class XI Preferred Stock, then submission of share certificates shall not be required.

(F)    Effectiveness of Request for Acquisition

The request for acquisition shall be effective concurrently with arrival of the request for acquisition at the places where the request for acquisition may be made as provided for in (E) above.

Current Terms and Conditions	Proposed Amendments

(15) Mandatory Acquisition

The Company may acquire, as of July 1, 2016 (hereinafter referred to as the “Mandatory Acquisition Date”), any of the Eleventh Series of Class XI Preferred Stock, in respect of which a request for acquisition has not been made until June 30, 2016, and instead, the Company shall deliver its own common stock to Shareholders of the Eleventh Series of Class XI Preferred Stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the Eleventh Series of Class XI Preferred Stock shall be obtained by dividing the amount equivalent to the subscription money per share of the Eleventh Series of Class XI Preferred Stock by the current market price of a share of the common stock of the Company. The “current market price” set forth above shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen. In this case, if the relevant current market price is less than the Acquisition Floor Price (provided, however, that if the Acquisition Floor Price is less than 50,000 yen, then 50,000 yen), the number of shares of common stock referred to in the preceding sentence shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per share of the Eleventh Series of Class XI Preferred Stock by the Acquisition Floor Price; provided, however, that if the acquisition price is adjusted prior to the Mandatory Acquisition Date in accordance with (14)(B)(c) above, the Acquisition Floor Price shall be adjusted in the same manner. In the calculation of the number of shares of common stock provided for in the foregoing, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Company Law.

(15) Mandatory Acquisition

The Company may acquire, as of July 1, 2016 (hereinafter referred to as the “Mandatory Acquisition Date”), any of the Eleventh Series of Class XI Preferred Stock, in respect of which a request for acquisition has not been made until June 30, 2016, and instead, the Company shall deliver its own common stock to Shareholders of the Eleventh Series of Class XI Preferred Stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the Eleventh Series of Class XI Preferred Stock shall be obtained by dividing 1,000 yen by the current market price of a share of the common stock of the Company. The “current market price” set forth above shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen. In this case, if the relevant current market price is less than the Acquisition Floor Price (provided, however, that if the Acquisition Floor Price is less than fifty (50) yen, then fifty (50) yen), the number of shares of common stock referred to in the preceding sentence shall not exceed the number of shares obtained by dividing 1,000 yen by the Acquisition Floor Price; provided, however, that if the acquisition price is adjusted prior to the Mandatory Acquisition Date in accordance with (14)(B)(c) above, the Acquisition Floor Price shall be adjusted in the same manner. In the calculation of the number of shares of common stock provided for in the foregoing, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Company Law.

Supplementary Provision

(Newly established)

Any amendment pursuant to the resolution of the 6th ordinary general meeting of shareholders of the Company (other than any amendment to “Right of Request for Acquisition, (F) Effectiveness of Request for Acquisition”) shall take effect on the day immediately preceding the date the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”) becomes effective, and any amendment to “Right of Request for Acquisition, (F) Effectiveness of Request for Acquisition” shall take effect on the date the Settlement Rationalization Law becomes effective.

This Supplementary Provision shall be deleted on the day immediately after the Settlement Rationalization Law becomes effective.

Current Terms and Conditions	Proposed Amendments
The Thirteenth Series of Class XIII preferred stock

(10) Preferred Stock Dividends	(10) Preferred Stock Dividends

(A)   Thirteenth Series of Class XIII Preferred Stock Dividends

In case the Company makes dividends from its surplus as provided for in Article 52 of the Articles of Incorporation, the Company shall distribute such dividends on the Thirteenth Series of Class XIII Preferred Stock (hereinafter referred to as the “Thirteenth Series of Class XIII Preferred Stock Dividends”) by cash in such amount per share of the Thirteenth Series of Class XIII Preferred Stock as provided for in (B) below to shareholders of the Thirteenth Series of Class XIII Preferred Stock (hereinafter referred to as the “Shareholders of the Thirteenth Series of Class XIII Preferred Stock”) or registered stock pledgees in respect of the Thirteenth Series of Class XIII Preferred Stock (hereinafter referred to as the “Registered Thirteenth Series of Class XIII Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Thirteenth Series of Class XIII Preferred Stock Interim Dividends provided for in (C) below have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

(A)   Thirteenth Series of Class XIII Preferred Stock Dividends

In case the Company makes dividends from its surplus as provided for in Article 54 of the Articles of Incorporation, the Company shall distribute such dividends on the Thirteenth Series of Class XIII Preferred Stock (hereinafter referred to as the “Thirteenth Series of Class XIII Preferred Stock Dividends”) by cash in such amount per share of the Thirteenth Series of Class XIII Preferred Stock as provided for in (B) below to shareholders of the Thirteenth Series of Class XIII Preferred Stock (hereinafter referred to as the “Shareholders of the Thirteenth Series of Class XIII Preferred Stock”) or registered stock pledgees in respect of the Thirteenth Series of Class XIII Preferred Stock (hereinafter referred to as the “Registered Thirteenth Series of Class XIII Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”) or registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Thirteenth Series of Class XIII Preferred Stock Interim Dividends provided for in (C) below have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

(B) Amount of Preferred Stock Dividends 30,000 yen per share per year.	(B) Amount of Preferred Stock Dividends 30 yen per share per year.

(C)   Preferred Stock Interim Dividends

In case the Company makes interim dividends as provided for in Article 53 of the Articles of Incorporation, the Company shall distribute dividends from its surplus by cash in one half (1/2) of the amount of the Thirteenth Series of Class XIII Preferred Stock Dividends provided for in (B) above (hereinafter referred to as the “Thirteenth Series of Class XIII Preferred Stock Interim Dividends”) to the Shareholders of Thirteenth Series of Class XIII Preferred Stock or Registered Thirteenth Series of Class XIII Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional shares in respect of common stock.

(C)   Preferred Stock Interim Dividends

In case the Company makes interim dividends as provided for in Article 55 of the Articles of Incorporation, the Company shall distribute dividends from its surplus by cash in one half (1/2) of the amount of the Thirteenth Series of Class XIII Preferred Stock Dividends provided for in (B) above (hereinafter referred to as the “Thirteenth Series of Class XIII Preferred Stock Interim Dividends”) to the Shareholders of Thirteenth Series of Class XIII Preferred Stock or Registered Thirteenth Series of Class XIII Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Current Terms and Conditions	Proposed Amendments

(D)   Non-cumulative clause

In any given business year, if all or a part of the Thirteenth Series of Class XIII Preferred Stock Dividends have not been paid to the Shareholders of the Thirteenth Series of Class XIII Preferred Stock or Registered Thirteenth Series of Class XIII Preferred Stock Pledgees, the unpaid amount shall not be accumulated for the subsequent business years.

(D) Non-cumulative clause (Unchanged)

(E)   Non-participation clause

The Company shall not distribute dividends from its surplus to any Shareholder of the Thirteenth Series of Class XIII Preferred Stock or any Registered Thirteenth Series of Class XIII Preferred Stock Pledgee, in excess of the amount of the relevant Thirteenth Series of Class XIII Preferred Stock Dividends.

(E) Non-participation clause (Unchanged)

(11) Distribution of Residual Assets

In case the Company makes a distribution of residual assets, the Company shall pay 1,000,000 yen per share of the Thirteenth Series of Class XIII Preferred Stock to the Shareholders of the Thirteenth Series of Class XIII Preferred Stock or Registered Thirteenth Series of Class XIII Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional shares in respect of common stock. No distribution of residual assets, other than the distribution provided for in the preceding sentence, shall be made to any Shareholder of the Thirteenth Series of Class XIII Preferred Stock or any Registered Thirteenth Series of Class XIII Preferred Stock Pledgee.

(11) Distribution of Residual Assets

In case the Company makes a distribution of residual assets, the Company shall pay 1,000 yen per share of the Thirteenth Series of Class XIII Preferred Stock to the Shareholders of the Thirteenth Series of Class XIII Preferred Stock or Registered Thirteenth Series of Class XIII Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees. No distribution of residual assets, other than the distribution provided for in the preceding sentence, shall be made to any Shareholder of the Thirteenth Series of Class XIII Preferred Stock or any Registered Thirteenth Series of Class XIII Preferred Stock Pledgee.

(14) Provisions for Acquisition

On or after April 1, 2013, the Company may acquire, at the acquisition price as set forth below, all or a part of the Thirteenth Series of Class XIII Preferred Stock on the date separately determined by a resolution of a general meeting of shareholders. Partial acquisition shall be made by way of lot or pro rata allocation. The acquisition price shall be 1,000,000 yen per share plus an amount equivalent to any accrued dividends. The “amount equivalent to any accrued dividends” set forth above shall be an amount per day of the amount of the Thirteenth Series of Class XIII Preferred Stock Dividends during the period from and including the initial date of the business year to which the acquisition date belongs up to and including the acquisition date, and such calculation shall be made to units of 0.1 yen, by rounding up to the nearest one (1) yen when equal to or more than 0.5 yen and disregarding amounts less than 0.5 yen; provided, however, that in the case where the Thirteenth Series of Class XIII Preferred Stock Interim Dividends have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

(14) Provisions for Acquisition

On or after April 1, 2013, the Company may acquire, at the acquisition price as set forth below, all or a part of the Thirteenth Series of Class XIII Preferred Stock on the date separately determined by a resolution of a general meeting of shareholders. Partial acquisition shall be made by way of lot or pro rata allocation. The acquisition price shall be 1,000 yen per share plus an amount equivalent to any accrued dividends. The “amount equivalent to any accrued dividends” set forth above shall be an amount per day of the amount of the Thirteenth Series of Class XIII Preferred Stock Dividends during the period from and including the initial date of the business year to which the acquisition date belongs up to and including the acquisition date, and such calculation shall be made to units of 0.0001 yen, by rounding up to the nearest 0.001 yen when equal to or more than 0.0005 yen and disregarding amounts less than 0.0005 yen; provided, however, that in the case where the Thirteenth Series of Class XIII Preferred Stock Interim Dividends have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

Current Terms and Conditions	Proposed Amendments
Supplementary Provision

(Newly established)

Any amendment pursuant to the resolution of the 6th ordinary general meeting of shareholders of the Company shall take effect on the date the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”) becomes effective.

This Supplementary Provision shall be deleted on the day immediately after the date the Settlement Rationalization Law becomes effective.

Contact:
Mizuho Financial Group, Inc.
Public Relations Office
Corporate Communications
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to “Partial Amendment to the Articles of Incorporation, Etc.” and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.